Exhibit 99.2

Notification of change of Chairman and Chief Executive Officer(CEO) at Shinhan Financial Group

On March 23, 2023, The Board of Directors of Shinhan Financial Group appointed Jin Ok-dong as the Chairman and Chief Executive Officer of Shinhan Financial Group.

The details of Chairman and Chief Executive Officer are as follows:

Name	Date of Birth	Major Work Experience
Jin Ok-dong	February 21, 1961	2015 - 2016 CEO, Shinhan Bank Japan (SBJ) 2017~2018 Deputy President, Shinhan Financial Group 2019~2022 CEO, Shinhan Bank

For detailed information of the appointed Chairman and CEO, please refer to Convocation Notice of the 22nd Annual General Meeting of Shareholders disclosed on 28th of February 2023.